Filed by: FACT II Acquisition Corp.

This communication is filed pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: FACT II Acquisition Corp.

Commission File Number: 001-42421

Date: March 3, 2026

Strained Supply Chains Are Rewriting the Aerospace & Defense Playbook

What’s happening in Aerospace & Defense + Space right now is the kind of setup investors wait for, but rarely see: demand is rising quickly, and the system that is supposed to convert demand (potential energy) into delivered, certified hardware (kinetic energy) remains constrained. This combination changes the conversation fundamentally. It shifts the question from “Do customers want it?” to “Who can actually ship it?” In this sector, the companies that can reliably ship—especially smaller, more nimble ones positioned in critical supply-chain nodes—can become disproportionately valuable.

The context is straightforward, even if the world is not. Governments are not merely modernizing at the margins; they are rebuilding readiness. The analyst narrative keeps returning to the same themes: priority capabilities, replenishment, exports and allied procurement, and a steady shift toward “we need it sooner than planned.” In plain terms, budgets exist, urgency exists, and the broader backdrop makes it politically and operationally difficult to slow the pace.

Defense procurement is usually slow. When it begins to accelerate, the constraint is rarely funding. The constraint is industrial capacity. Case in point, Boeing reported that as of December 31, 2025, it has a commercial airplane backlog of over $567.3B , augmented by another $84.8B of defense, space and security related backlog. At such current amounts, this is close to a decade of demand given throughput as of December 31, 2025 at just one firm contributing to the broader industry. Two-thirds of a Trillion dollars in pending deliveries… Let that sink in.

The real story is not demand. The real story is constraint. Across the sector, analyst research, and the broader industry conversation, the same pattern shows up repeatedly: backlogs stretching out, build rates trying to climb, and a supply base that is still closing the gap. A useful way to frame the moment is that a demand surge is colliding with a production system that was never built for these conditions. The system pressure is most acutely in the “boring” categories that decide schedules—castings and forgings, specialty materials, precision machining capacity, qualified electronics, and certified repair throughput. These categories may not be glamorous, but they determine whether the plan is real and feasible. When a $100M+ aircraft or a high-priority defense system is waiting on one qualified component, that component stops being “a part” and becomes “the program.” Inputs drive outputs.

There is a second point that matters if you think like an operator, rather than a spectator: this pain is not evenly distributed. The primes and mega-suppliers are excellent at integration and scale. However, they are not always built to resolve narrow bottlenecks quickly. In constrained environments, the center of gravity shifts down the stack toward the “critical few” suppliers whose delivery performance determines schedules. When a program office is staring at a delivery schedule slip because one qualified part is not arriving, that supplier stops looking like a vendor and starts looking like a strategic asset. In that world, reliability earns pricing power, backlog turns into long-duration visibility, and well-executed capacity expansion can create durable equity value. Said another way, critical supply chain vendors are exactly that – “critical.”

Commercial aerospace reinforces the attractiveness of this setup with a second flywheel: the installed base. New aircraft deliveries generate headlines, but the recurring economics live in what follows—maintenance, repair, and overhaul. Planes fly, parts wear, and upkeep is not optional. When supply chains tighten, that reality becomes more valuable rather than less valuable, because the ability to keep aircraft flying becomes scarcer. Scarcity, particularly scarcity that affects availability, commands a premium.

Public markets are already paying up for this setup. A simple way to explain an EV/EBITDA multiple is that it reflects how many dollars investors are willing to pay for each dollar of operating cash earnings. When that multiple rises, investors are paying more for the same earnings, usually because they believe those earnings are more durable, growing faster, or less risky. In less than a year, several “quality” aerospace and defense names have seen meaningful multiple expansion. Between September 29, 2025 and January 27, 2026, TransDigm moved from roughly 19.6x to 23.6x, HEICO expanded from about 33.1x to 40.1x, Curtiss-Wright increased from roughly 25.0x to 32.8x, Moog rose from about 13.7x to 21.1x, VSE expanded from about 22.6x to 30.4x, and Ducommun moved from roughly 11.8x to 18.5x. That is not a subtle shift. It is the market re-rating a set of businesses upward and paying materially more per dollar of earnings than it did less than a year earlier.

The “why” aligns cleanly with what analysts are saying explicitly: demand looks durable, aftermarket and repair exposure is increasingly valuable, and supply-chain constraints remain real enough that “can deliver” suppliers are treated as strategic for the long haul. This matters for private investors too, because it clarifies the exit map. If public markets are already awarding premiums to businesses in the right parts of the value chain — aftermarket, repair, critical components, and dependable delivery — then building or buying similar profiles in private markets has a clearer logic to achieve the same end game. Investors are not inventing the valuation framework; they are operating within a framework the market is already applying.

If you accept that the sector’s pain point is “parts are not available fast enough,” the natural pressure-release valve becomes refurbishment. The logic is simple: extend life, repair more parts, and recover serviceable inventory rather than waiting for new build. The concept is obvious until you try to execute it at scale. Refurbishment is not a single capability. It is a chain. One of the hardest links in that chain is inspection, because inspection is where you learn whether your plan is real or merely optimistic. This is what makes non-destructive testing (“NDT”) capabilities so important.

NDT is the gatekeeper for refurbishment at scale because it answers the only question that matters in a safety-critical industry: is this part truly good enough to fly—or deploy—after repair? With blades, disks, structures, or mission systems hardware, nobody gets to “eyeball it.” The work requires validated inspection workflows—ultrasonic, eddy current, radiography, dye penetrant, and other methods—run by certified technicians under strict procedures. Done correctly, NDT turns refurbishment from a one-off craft into an industrial repeatable process.

The incentives for players delivering these supply chain input and capability solutions are lining up in predictable ways. Industry reporting has been explicit that Maintenance, Repair, and Overhaul/Operations are developing more repair capability to control material costs and turnaround times. When replacement parts are constrained and shop capacity becomes the path to availability, repair stops being optional and becomes essential. Again, inputs drive outputs. The same logic carries into defense and space: when lead times stretch and readiness requirements do not relax, the ability to inspect, certify, and return hardware to service becomes strategically valuable and a delivery imperative.

The investable takeaway is that NDT and refurbishment are not merely “support functions.” In a supply-constrained surge, they become capacity multipliers. They create effective supply by turning existing assets into usable assets again faster than the new-build pipeline can respond. Approvals and qualification take time, so once a provider is qualified and performing, displacement becomes difficult. A focused platform can add bays, add shifts, invest in equipment, recruit and certify technicians, and build repeatable procedures without compromising quality. Over time, that platform can become embedded infrastructure across the sector servicing more and more customers with the same demands, unlocking greater value.

The punchline is simple, and it is worth saying plainly. Aerospace, defense, and space are attractive right now because spending is rising while the system that converts spending into delivered hardware remains strained – and shall be for the foreseeable future. The opportunity is not merely that the sector is strong; the opportunity is that strained systems pay up handsomely for relief. For investors, this means the most compelling opportunities often sit in the enabling layers of the value chain—where delivery, certification, and throughput determine whether demand becomes reality.

About the Author:

Richard Nespola, Jr. is the Managing Partner and member of the Sponsor team of FACT II Acquisition Corp. (“FACT”) – a $175M special purpose acquisition company formed in 2024. On December 1, 2025, FACT II announced that it entered into a definitive business combination agreement with Precision Aerospace & Defense Group, Inc. (“PAD”) – a high-growth aerospace & defense engineering and manufacturing firm. In addition, Mr. Nespola is the Co-Founder and Managing Member of Working Lab Capital, a private investment platform focused on alternative investment strategies.

About Precision Aerospace & Defense Group, Inc.

PAD is a leading engineering and manufacturing company providing high-precision components, testing solutions, and sustainment services for the aerospace, defense, and space industries. PAD’s family of companies offers a vertically integrated platform with capabilities spanning advanced engineering design, reverse engineering and modernization of legacy systems, precision CNC machining and assembly, and non-destructive testing. Key end markets include military aerospace (sustainment of legacy aircraft and development of next-generation systems such as hypersonics), commercial aviation, space launch and satellite infrastructure, and other defense platforms. PAD operates multiple AS9100-certified and ITAR-registered facilities across the United States, strategically located near major aerospace hubs and military installations. Founded in 2016 and headquartered in Overland Park, Kansas, PAD has grown rapidly through organic initiatives and a targeted acquisition strategy, building a blue-chip customer base of leading OEMs, tier 1 suppliers, and U.S. Department of Defense agencies. PAD’s mission is to deliver mission-critical solutions with uncompromising quality and reliability, enabling its customers to succeed in the most demanding environments.

About FACT II Acquisition Corp.

FACT is a special purpose acquisition company formed in 2024 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with a target business. Headquartered in New York, New York, FACT is led by Chief Executive Officer Adam Gishen, who, alongside FACT’s leadership team, has decades of experience in global finance, investor relations, and capital markets. In November 2024, FACT raised $175 million in gross proceeds in its initial public offering. FACT’s strategy is to identify opportunities where a combination of capital, talent and network will improve the customer experience and drive value for all stakeholders, which focuses on leveraging FACT’s management team to improve profitability and demonstrate growth across mature and emerging markets. FACT’s units, Class A ordinary shares, and warrants are listed on the Nasdaq Global Market (NASDAQ: FACTU, FACT, FACTW).

 Additional Information and Where to Find It

This press release relates to the proposed business combination between FACT and PAD (the “Business Combination”). FACT and PAD have filed a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the proposed Business Combination, which will include a proxy statement for the solicitation of FACT shareholder approval and a prospectus for the offer and sale of FACT securities in the proposed Business Combination, and other relevant documents with the SEC to be used at its extraordinary general meeting of shareholders to approve the proposed Business Combination. Promptly after the Registration Statement is declared effective, the proxy statement will be mailed to shareholders as of a record date to be established for voting on the proposed Business Combination. INVESTORS AND SECURITY HOLDERS OF FACT AND PAD ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Investors and security holders will be able to obtain free copies of the Registration Statement, proxy statement, prospectus and other documents containing important information about FACT and PAD as such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

FACT, PAD and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from FACT’s shareholders in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be contained in the proxy statement/prospectus pertaining to the proposed Business Combination when available at www.sec.gov.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements may include, but are not limited to: statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity and market share; expectations regarding the Company’s ability to execute its business model and the expected financial benefits of such model; the Company’s expectations concerning relationships with strategic partners, suppliers, governments, state-funded entities, regulatory bodies and other third parties; future ventures or investments in companies, products, services or technologies; the potential for the Company to increase in value; the satisfaction of the closing conditions of the proposed Business Combination and any other transaction related thereto; expectations relating to the proposed Business Combination and any other transaction related thereto; and the timing of the closing of the proposed Business Combination. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of PAD’s and FACT’s management and are not predictions of actual performance.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of PAD and FACT.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause PAD’s or FACT’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that PAD is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; PAD’s limited operating history; PAD’s expectations regarding future financial performance, capital requirements and unit economics; PAD’s use and reporting of business and operational metrics; PAD’s competitive landscape; PAD’s dependence on members of its senior management and its ability to attract and retain qualified personnel; PAD’s concentration of revenue in contracts with government or state-funded entities; the potential need for additional future financing; PAD’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; PAD’s reliance on strategic partners and other third parties; PAD’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; changes in market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed Business Combination or any other transaction related to the proposed Business Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions (such as any SEC statements or enforcements or other actions relating to special purpose acquisition companies) that could adversely affect the combined company or the expected benefits of the proposed Business Combination or any other transaction related to the proposed Business Combination; the risk that the approval of the shareholders of FACT or PAD or any other condition to the closing of the proposed Business Combination is not obtained; failure to realize the anticipated benefits of the proposed Business Combination or any other transaction related to the proposed Business Combination; risks relating to any legal proceedings that may be instituted against FACT, the combined company or others in connection with the proposed Business Combination; risks relating to the uncertainty of the projected financial information with respect to PAD and the combined company; the ability to meet stock exchange listing standards following the consummation of the proposed Business Combination; global economic and political conditions; the amount of redemption requests made by FACT’s public shareholders; and those factors discussed in documents that FACT has filed or will file with the SEC.

The foregoing list of factors is not exhaustive. Readers should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of documents filed by FACT from time to time with the SEC, including the Registration Statement, when available. Such filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements are not guarantees of future performance, and readers are cautioned not to place undue reliance on them. All forward-looking statements speak only as of the date of this press release. Neither PAD nor FACT undertakes any obligation to update or revise any forward-looking statements to reflect events, developments, or circumstances after the date hereof, except as required by applicable law.

Contacts

For Precision Aerospace & Defense Group, Inc.:

Email: PAD@soleburystrat.com

For FACT II Acquisition Corp.:

Email: ir@freedomac2.com

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